

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Lars Staal Wagner, M.D.
Chief Executive Officer
Evaxion Biotech A/S
Bredgade 34E
1260 Copenhagen K
Denmark

>   **Re: Evaxion Biotech A/S**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted December 16, 2020**
>   **CIK No. 0001828253**

Dear Dr. Wagner:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our December 7, 2020 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business
Key Findings to Date from Our EVX-01 Phase 1/2a Clinical Trial, page 133

1.   We note your revisions in response to prior comment 1. Please remove the references to "encouraging" results and a "favorable" safety profile in this section. Please also revise the references to a "favorable safety profile" in the Key Advantages of Our PIONEER Platform sections in the Summary and the Business sections to better describe your belief that PIONEER has the potential to identify potentially harmful neoepitopes.

In-Licensing, page 177

2.   We refer to prior comment 11 from our letter dated November 18, 2020. Now that you have entered into the SSI agreement, please disclose the upfront licensing fee paid, the aggregate future milestone payments, the royalty rate on net sales and the royalty term.

You may contact Christine Torney at 202-551-3652 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dwight A. Kinsey, Esq.